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                                                                   EXHIBIT F-1.2




                                 August 25, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re: New Century Energies, Inc. and Northern States Power Company Merger Application, File No. 70-9539

Dear Sir or Madam:

                  Xcel Energy Inc. ("Xcel Energy"), formerly known as Northern States Power Company ("NSP"), and New Century Energies, Inc. ("NCE") (collectively "Applicants") applied for and have received from the Securities and Exchange Commission the authority to merge their companies (the "Merger") and for NSP to transfer all of its existing electric and natural gas utility facilities and operations currently conducted directly by NSP at the parent company level to a newly formed, wholly-owned subsidiary. As counsel for NSP and its subsidiary and associate companies, I deliver this opinion to you for filing as Exhibit F-1.2 to the Application-Declaration, as amended, referenced above (the "Application-Declaration").

                  I am a member of the bar of Minnesota, the place of organization of NSP. I am not a member of the bar of any other country or state of the United States in which certain of the Applicants are incorporated or qualified to do business, and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to NSP who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained directly or indirectly by NSP.

                  In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Application-Declaration.

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                  Based upon the foregoing and subject to the assumptions,
qualifications, limitations, conditions and exceptions set forth herein, it is my opinion that, with respect to NSP and each of its subsidiaries and associate companies:

         (a) all state laws applicable to the proposed transactions have been complied with;

         (b) the issuer of any securities proposed in the Application-Declaration is validly organized and duly existing;

         (c) any security issued is fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto set forth in the charter or other document defining such rights and privileges; and

         (d) the Merger has been carried out in accordance with the Application-Declaration.

         I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.

                           Very truly yours,

                           /s/ Gary R. Johnson

                           Gary R. Johnson
                           Vice President and General Counsel